SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

SilverBow Resources, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

82836G102
(CUSIP Number)

Benjamin Dell
Kimmeridge Energy Management Company, LLC
15 Little West 12th Street, 4th Floor
New York, NY 10014

Eleazer Klein, Esq.
Adriana Schwartz, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 22, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [X]

(Page 1 of 4 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 82836G102	SCHEDULE 13D/A	Page 2 of 4 Pages

1	NAME OF REPORTING PERSON Kimmeridge Energy Management Company, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,281,356
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,281,356
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,281,356
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.8%
14	TYPE OF REPORTING PERSON OO, IA

CUSIP No. 82836G102	SCHEDULE 13D/A	Page 3 of 4 Pages

This Amendment No. 5 (“Amendment No. 5”) amends and supplements the statement on Schedule 13D filed by the Reporting Person on September 23, 2022 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Original Schedule 13D filed by the Reporting Person on February 21, 2024 (“Amendment No. 1”), Amendment No. 2 to the Original Schedule 13D filed by the Reporting Person on March 13, 2024 (“Amendment No. 2”), Amendment No. 3 to the Original Schedule 13D filed by the Reporting Person on April 9, 2024 (“Amendment No. 3”) and Amendment No. 4 to the Original Schedule 13D filed by the Reporting Person on April 16, 2024 (“Amendment No. 4”, and together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3 and this Amendment No. 5, the “Schedule 13D”) as specifically set forth herein. Capitalized terms used herein and not otherwise defined in this Amendment No. 5 have the meanings set forth in the Schedule 13D.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On May 22, 2024, the Reporting Person and certain subsidiaries of funds advised by the Reporting Person withdrew their nomination of the Nominees for election to the Board at the Issuer’s 2024 annual meeting of shareholders and issued a press release (the “Press Release”). A copy of the Press Release is attached hereto as Exhibit 99.6 and is incorporated by reference herein.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5(a) of the Schedule 13D is hereby amended and restated as follows:

(a) See rows (11) and (13) of the cover page to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of the shares of Common Stock beneficially owned by the Reporting Person. The percentages used in this Schedule 13D are calculated based upon 25,538,487 shares of Common Stock outstanding as of April 26, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2024, filed with the SEC on May 2, 2024.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.6	Press Release, dated as of May 22, 2024 (incorporated by reference to the Schedule 14A on form DFAN14A filed by the Reporting Person with the Securities and Exchange Commission on May 22, 2024).

CUSIP No. 82836G102	SCHEDULE 13D/A	Page 4 of 4 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 22, 2024

KIMMERIDGE ENERGY MANAGEMENT COMPANY, LLC

By:	/s/ Tamar Goldstein
Name:	Tamar Goldstein
Title:	General Counsel